File No. 0-17551

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report on Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the Period of April 3, 2003

DYNAMIC OIL & GAS, INC.
(Registrant’s name)

Airport Executive Park
#205, 10711 Cambie Road
Richmond, B.C.
Canada V6X 3G5
(Address of principal executive offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20F or Form 40-F

Form 20-F X	Form 40-F

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): Not applicable.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc
(Registrant)

Dated: 04-03-03	By: /s/ Mike Bardell
Mike Bardell, Chief Financial Officer &
Corporate Secretary

April 3, 2003

Dynamic Updates Exploration Activity in NE British Columbia

DYNAMIC OIL & GAS, INC. is pleased to update activity in the Sikanni and Orion areas of northeast British Columbia.

Sikanni Area (Cypress, Chowade), NE British Columbia: Dynamic and partners recently acquired a total of 22,685 acres of petroleum and natural gas rights at the March 26th British Columbia Government Land Sale for a gross bonus consideration of $5.5 million. Dynamic’s net working interest share of the acquired lands is 32.5%. This brings our total land holdings in the Sikanni area to 39,609 gross acres at a weighted average working interest of 34%. Farm-in lands earned by drilling, subject to a gross overriding royalty until payout, are included in the total.

We plan, with partners, to continue an aggressive land acquisition strategy under our expanded area of mutual interest encompassing approximately 750,000 acres.

We have assembled a large, 2-D seismic database on the lands and our staff has mapped multiple prospect fairways on which the land strategy was based. Our interpretation has resulted in the identification of more than 20 potential exploration and development locations. We plan to drill up to six development outpost wells in 2003.

To date at Cypress/Chowade, we have drilled five exploration wells on two, separate farm-ins, targeting multi-zone Triassic reservoirs. All five wells were cased as new-pool natural gas discoveries. Initial productivity estimated by Sproule Associates Limited is in excess of 20 million cubic feet of gas per day (Mmcf/d), based on drill-stem and production testing. Using our before-payout working interest of 50%, this equates to more than 10 Mmcf/d of potential gas production, net to Dynamic.

Further completion and testing operations in zones not yet evaluated are expected to commence in the second quarter of 2003.

Gas discoveries to date justify a major expansion of the existing natural gas production and transportation facilities in the Sikanni area. Well tie-ins are already underway and are scheduled to coincide with pipeline and gas plant expansion projects. We expect to have two wells on stream this summer and three more by late fall.

continued, page 2…

Sikanni is located in the Rocky Mountain Foothills of NE British Columbia approximately 100 kms northwest of Fort St. John. The area is prospective for multiple, natural gas-bearing reservoirs of Triassic and Mississippian age.

Orion Area, NE British Columbia: Drilling operations recently commenced on our Orion property in NE British Columbia. We are drilling a 2,300-metre horizontal well to test for natural gas potential in the Jean Marie formation. The well ‘spudded’ in late-March and is expected to take a month to drill. Dynamic is operating the well and drilling on 100%-owned lands.

In the past few months, we have accumulated an additional 36,204 gross acres of crown lands at Orion, bringing our total holdings in the region to 66,404 gross acres. Our weighted average working interest in these lands is 70%. A portion of these lands, comprising 39,148 gross acres are owned jointly by Dynamic (50%) and a large, independent Canadian oil and gas company. We own a 100% working interest in the balance.

Orion is located approximately 60 kms west of the Alberta border and 120 kms south of the Northwest Territories in the Greater Sierra area, 200 kms northeast of Sikanni.

Dynamic Oil & Gas, Inc. is a Canadian based energy company engaged in the production and exploration of Western Canada’s natural gas and oil reserves. Dynamic owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

Our common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the Nasdaq under the symbol “DYOLF”.

On Behalf of the Board of Directors,

Wayne J. Babcock

President and CEO

“THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY AS TO WHETHER THE SIKANNI WELLS WILL COMMENCE AND SUSTAIN PRODUCTION LEVELS AT INITIAL TEST RATES FOR A REASONABLE PERIOD OF TIME; THAT DRILLING, TESTING, TIE-INS AND FACILITIES EXPANSION PROJECTS WILL MEET SCHEDULED TIMING AS INDICATED; AND THAT SIX WELLS WILL BE DRILLED AT SIKANNI BEFORE THE END OF 2003. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING A RISK THAT ZONES NOT YET COMPLETED AND TESTED AT SIKANNI WILL RESULT IN THE ESTABLISHMENT OF COMMERCIAL RESERVES AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON AUGUST 19, 2002."